Ridgeway
Petroleum Corp.

03032053

#82 - 1819

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED
SEP 16 2003
WASH. D.C. 187

SUPPL

September 12, 2002

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

RE: RIDGEWAY PETROLEUM CORP. - #82-1819 - Formerly Brenwest Mining Limited

Dear Sir/Madam:

Enclosed for your files are two copies of our September 08 and 10, 2003 news releases.

Best Regards,

Christiane Koeksal
Office Manager
RIDGEWAY PETROLEUM CORP.
encl/4

dlw 9/16

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net

Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM RETAINS INVESTMENT BANKER

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, September 10, 2003--Ridgeway Petroleum Corp. has retained the investment banking firm of PETRIE PARKMAN & CO. (Houston, Denver, London England) to render financial, valuation and other investment firm services to the company, as it explores strategic alternatives toward reaching it's stated objective of enhancing shareholder value.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net

Ridgeway
Petroleum Corp.

COPY

NEWS RELEASE

RIDGEWAY PETROLEUM CLOSES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, September 8, 2003--Ridgeway Petroleum Corp. (the "Company") has closed the previously announced private placement of 403,332 shares at $2.25 per share with 2 year warrants to purchase an additional 403,332 shares at $ 2.45 per share. The shares are subject to a 4 months hold period expiring on January 5, 2004. Total proceeds were $ 907,497.00 with no commissions payable.

The proceeds will be used for working capital and the drilling of development wells in the St.Johns Helium/CO2 project as recommended in a reservoir study done by Cambrian Management Ltd. of Midland, Texas.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of helium over the next few years from new sources such as the Ridgeway asset, the world demand for helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter Ruck, President

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294